Exhibit 12.1

KOPPERS HOLDINGS INC.

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions, except ratios)

	2010	2011	2012	2013	2014	Six months ended June 30, 2015
Earnings:
Income (loss) from continuing operations before taxes	$73.8	$52.5	$100.6	$77.0	$(5.9)	$8.5
Deduct: Equity earnings net of dividends	0.0	0.2	0.8	0.8	(1.6)	(1.1)
Deduct: Pre-tax income of noncontrolling interests	0.5	0.9	2.0	0.0	0.0	0.0
Add: Fixed charges	40.3	40.8	41.6	39.4	51.8	32.5

Earnings as defined	$113.6	$92.2	$139.4	$115.6	$47.5	$42.1

Fixed charges:
Interest expensed	$27.1	$27.2	$27.9	$26.8	$39.1	$25.9
Other	0.0	0.0	0.0	0.4	1.3	0.0

Rents	42.5	43.8	44.3	39.4	36.7	21.3
Interest factor	31%	31%	31%	31%	31%	31%

Estimated interest component of rent	13.2	13.6	13.7	12.2	11.4	6.6

Total fixed charges	$40.3	$40.8	$41.6	$39.4	$51.8	$32.5

Ratio of earnings to fixed charges	2.82	2.26	3.35	2.93	0.92	1.30